Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

Valero Energy Corporation Benefit Plans Administrative Committee
Premcor Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-136333) on Form S-8 of Valero Energy Corporation of our report dated June 26, 2017, with respect to the statements of net assets available for benefits of the Premcor Retirement Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Premcor Retirement Savings Plan.

/s/ KPMG LLP

San Antonio, Texas
June 26, 2017